Exhibit 99.1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

-----------------------------------------

E.ON AG and
E.ON ZWOLFTE VERWALTUNGS GmbH,

                              Plaintiffs,                     JUDGE COTE
                                                              06 CV 8720

               v.                                           Civil Action No.


ACCIONA, S.A. and FINANZAS DOS, S.A.,


                              Defendants.
-----------------------------------------


                                    COMPLAINT

          Plaintiffs E.ON AG and E.ON Zwolfte Verwaltungs GmbH (collectively, "E.ON") by their undersigned counsel allege upon knowledge to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

          1. Defendants Acciona, S.A. ("Acciona, S.A.") and Finanzas Dos, S.A. ("Finanzas") (collectively, "Acciona") have made false and misleading statements relating to the equity securities of a Spanish utility called Endesa, S.A. ("Endesa"). Endesa's ordinary shares and American Depositary Shares ("ADSs") are registered under the United States Securities Exchange Act of 1934, as amended (the "'34 Act"), and the ADSs are traded on the New York Stock Exchange. Acciona's false and misleading disclosures violate the United States securities laws.

          2. In February 2006, plaintiff E.ON announced its intent to launch a tender offer for Endesa. Although Endesa has not yet issued a formal recommendation on the E.ON bid, it has commented favorably on the bid's structure and its impact on Endesa's current industrial plans. Indeed, Endesa favors the E.ON bid over a lower bid announced by another Spanish company called Gas Natural SDG, S.A. ("Gas Natural"), which Endesa has formally recommended that its shareholders reject. Despite the favorable economics of E.ON's bid, various Spanish interests have opposed E.ON's offer because E.ON is a German company, and they want Endesa to remain in Spanish hands. Indeed, the Spanish Government has taken a series of steps to prevent E.ON from succeeding in its bid for Endesa. Initially, those efforts were either suspended or invalidated. The Gas Natural bid was suspended by the Spanish courts, and the European Commission ruled that conditions imposed by Spanish regulators pursuant to emergency legislation Spain had enacted specifically to stop E.ON's bid were illegal under European law. Then on September 25, 2006, with the stated purpose of helping ensure that Endesa stays Spanish-owned, defendant Acciona (which is a Spanish construction company) suddenly acquired a 10% stake in Endesa. Acciona has publicly announced its intent to acquire up to a total of just under 25% of Endesa.

          3. In fact, Acciona has already entered into complicated derivative contracts with Banco Santander Central Hispano, S.A. ("Santander"), which is Spain's largest bank, giving Acciona effective control over at least an additional 5% of Endesa's equity securities. As discussed below, in filings with the Spanish securities regulator on September 26 and 27, 2006, Acciona disclosed that "[i]n preparation for a decision to increase the investment [in Endesa] beyond the 10% initially acquired, Acciona has contracted for financial coverage to neutralize the risk of fluctuation of the purchase price" of an additional 5.01% of Endesa's shares. Then on September 29, 2006, Santander made a filing with the Spanish securities regulator disclosing its purchases of over 5% of Endesa stock and declaring that "positions acquired on September 26


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and 27 correspond to coverage of various derivative transactions executed on those same dates with Acciona, S.A".

          4. Those filings in Spain strongly indicate that Acciona and Santander entered into contracts pursuant to which Santander is required to sell shares representing at least 5% of Endesa's currently outstanding stock to Acciona in the future at a set price. To hedge itself against any fluctuation in the price of Endesa stock, Santander purchased that stock on or around the day that the contracts were executed and, as is customary in such transactions, would hold the stock until it is transferred to Acciona in exchange for the fixed cash payment pursuant to the contracts. Since making its filing with the Spanish securities regulator, Santander has acquired additional Endesa securities for Acciona. Bear Stearns is also reportedly seeking to acquire Endesa shares on Acciona's behalf.

          5. Notwithstanding Acciona and Santander's Spanish disclosures, Acciona filed a false Schedule 13D with the SEC on October 5, 2006. Under
Section 13(d) of the '34 Act, and SEC rules promulgated thereunder, a person acquiring more than 5% of a registered security is required to make a variety of disclosures for the benefit of investors. In particular, within ten days of acquiring its large block of Endesa securities, Acciona was required to file a
Schedule 13D disclosing, among other things: (1) the number of equity securities that Acciona has acquired or has a right to acquire "directly or indirectly";
(2) the "details" of "any contracts, arrangements, or understandings with any person with respect to any securities of" Endesa; (3) the "purpose of the purchases", including whether Acciona has any "plans or proposals" concerning "[a]n extraordinary corporate transaction" or "change in the present board of directors or management"; and (4) the financing arrangements Acciona made for the purchases,


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including a "description of the transaction". 15 U.S.C. ss. 78m(d)(1); 17 C.F.R.
ss.ss. 240.13d-1, 240.13d-101.

          6. Acciona's filing, which was made on October 5, 2006, violates each of these disclosure requirements.

          7. FIRST, Acciona's Schedule 13D falsely states that Acciona is the beneficial owner of securities "constitut[ing] 10% of the outstanding ordinary shares" of Endesa. In fact, as a result of its derivative arrangements with Santander, Acciona is the beneficial owner of up to at least another 5% of additional Endesa shares or ADSs, for a total of at least 15% of Endesa's equity.

          8. SECOND, Acciona's Schedule 13D falsely states that Acciona does not have any "contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities" of Endesa. In fact, Acciona's derivative contracts with Santander relate to Endesa securities and constitute precisely such "contracts, arrangements, understandings or relationships". Moreover, Acciona's Schedule 13D misleadingly omits any mention of its "contracts, arrangements, or understandings" with other persons (such as Gas Natural, Gas Natural's shareholders or Bear Stearns) to purchase Endesa securities in order to block E.ON's offer.

          9. THIRD, Acciona's Schedule 13D falsely states that Acciona's purchase of Endesa stock was only for "investment purposes" and expressly disclaims any "plans or proposals" relating to an "extraordinary corporate transaction" involving Endesa. In fact, Acciona bought Endesa stock for the express strategic purpose of blocking E.ON's acquisition.

          10. FOURTH, Acciona's Schedule 13D falsely disclaims any "plans or proposals" relating to "changes in the present board of directors or management" of Endesa. In


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fact, Acciona intends to use its substantial minority interest in Endesa to attempt to install directors and officers of its choosing and is already in discussions with Endesa's management.

          11. FIFTH, Acciona's Schedule 13D falsely states that Acciona's purchase of Endesa securities was "financed by Banco Santander" and that it has "secured financing to acquire . . . up to 20% of the issued and outstanding" Endesa shares. In fact, Acciona has failed to disclose a sufficient "description of the transaction", as Section 13(d) requires. Santander has provided extremely generous financing terms, the details of which would indicate to investors the extent to which Acciona's purchases are backed by third parties in Spain in an effort to keep Endesa under Spanish ownership.

          12. The declaratory and injunctive relief sought herein is necessary to provide Endesa shareholders (including ADS-holders) with all of the information to which they are entitled under the United States securities laws. Absent such relief, there is a substantial likelihood that Endesa shareholders will take actions (such as selling to Acciona or its agents) that they would not otherwise take with the benefit of accurate information.

          13. Moreover, because E.ON's bid is conditioned upon a specified percentage of shares being tendered and certain shareholder votes being taken, there is a substantial likelihood that if Acciona is permitted to acquire more shares or ADSs (or to vote the shares it owns or acquires) without correcting its Schedule 13D, Acciona (and those acting in concert with it) could unfairly prevent some of the conditions to E.ON's bid from being satisfied. As a result, Endesa shareholders who would otherwise choose to tender their shares to E.ON in exchange for the fair price that E.ON is offering would be prevented from doing so.

          14. Proper disclosure will "level the playing field" to allow Endesa shareholders (including ADS-holders) to evaluate what they want to do with their securities. In


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order for Endesa shareholders to evaluate fairly whether to tender their shares to E.ON or to sell to Acciona in its effort to acquire up to 25% of Endesa's stock (or to take some other action), they need to be informed of Acciona's true holdings in Endesa securities, Acciona's true motives for acquiring those securities, and the true extent of Acciona's relationships with other parties regarding its stake in Endesa.

          15. Pending such disclosure, Acciona should be barred from acquiring more Endesa securities and from voting the securities it already owns. Moreover, Acciona should be required to rescind the purchase of or to sell any Endesa securities it acquired after the filing of its false and misleading Schedule 13D.

                             JURISDICTION AND VENUE

          16. This action arises under Section 13(d) of the '34 Act, 15 U.S.C. ss. 78m(d), and the rules and regulations promulgated thereunder by the SEC.

          17. Jurisdiction over the subject matter of this action is based upon 28 U.S.C. ss. 1331 and Section 27 of the '34 Act, 15 U.S.C. ss. 78aa.

          18. Venue in this district is proper pursuant to Section 27 of the '34 Act, 15 U.S.C. ss. 78aa, and 28 U.S.C. ss. 1391(d).

          19. Declaratory relief is appropriate pursuant to 28 U.S.C. ss. 2201 because an actual controversy exists regarding the propriety of Acciona's statements and disclosures under Section 13(d) of the '34 Act.

                                  THE PARTIES

          20. E.ON AG is a German company headquartered in Dusseldorf, Germany and is the world's largest private power and gas company with over 30 million customers in more than 20 European countries and the United States.


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          21. E.ON Zwolfte Verwaltungs GmbH is a wholly owned German subsidiary of E.ON AG formed for the sole purpose of carrying out the tender offer for Endesa.

          22. Acciona, S.A. is a Spanish construction company with its principal place of business in Madrid, Spain. Acciona's principal activities include construction and engineering, logistics and airport services. It has historically thrived on public works contracts and other government-supported projects.

          23. Finanzas Dos, S.A. ("Finanzas") is a wholly owned subsidiary of Acciona, S.A. through which Acciona acquired its stake in Endesa.

                                     ENDESA

          24. Endesa is Spain's leading electrical utility and has operations worldwide. Endesa's shares are publicly held and traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges in Spain, and on the Santiago Off Shore Stock Exchange in Chile. In addition, Endesa's ordinary shares are registered with the SEC pursuant to Section 12 of the '34 Act, 15 U.S.C. ss. 78l, and Endesa ADSs are traded on the New York Stock Exchange.

          25. Endesa's articles of incorporation provide that no matter how many shares of the company a shareholder owns, it may not vote more than 10% of Endesa's shares. This provision--the Spanish equivalent of a "poison pill"--forces a shareholder owning even a majority of Endesa's stock to work with minority shareholders in order to exercise control over the company, thereby making a takeover much less likely. As a practical matter, any person seeking to acquire Endesa would need to have that provision removed, which requires a favorable vote of more than 50% of Endesa's voting shares.

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


                         THE GAS NATURAL BID FOR ENDESA

          26. Gas Natural, the largest supplier of natural gas in Spain, announced an intention to commence a tender offer for Endesa on September 5, 2005. The bid was for (euro)22/share (in a combination of cash and stock), worth a total of (euro)23.2 billion. The price offered by Gas Natural was below the price at which Endesa's stock and ADSs were trading at the time.

          27. Gas Natural's announcement came on the heels of an agreement between Gas Natural and Iberdrola, S.A. ("Iberdrola"), Endesa's main Spanish competitor, pursuant to which Gas Natural had promised to sell to Iberdrola a substantial part of Endesa's business if Gas Natural's bid was successful. Thus, together, Gas Natural and Iberdrola agreed on a plan to take over Endesa and break up the company.

          28. Concurrent with the announcement of Gas Natural's bid came expressions of support from Caja de Ahorros y Pensiones de Barcelona (known as "La Caixa") and Repsol YPF, S.A. ("Repsol"). La Caixa is a Spanish savings bank, which owns approximately 33.1% of Gas Natural's ordinary shares. Repsol, in which La Caixa also owns a substantial stake, exercises control over an additional 30.8% of Gas Natural's ordinary shares. Repsol and La Caixa have entered into a shareholders' agreement in respect of Gas Natural. In addition, the Chairman of Gas Natural is the vice chairman of La Caixa.

          29. On January 5, 2006, Spanish antitrust regulators recommended to the Spanish Government that the proposed acquisition of Endesa by Gas Natural be prohibited. However, the Spanish Cabinet, which consists of Ministers appointed by and is chaired by President Rodriguez Zapatero, declined to follow that recommendation and approved Gas Natural's (euro)23.2 billion bid, which would have combined Spain's biggest gas importer and


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


supplier with its biggest electricity producer and distributor. Leslie Crawford, SPAIN VOWS TO PREVENT FOREIGN TAKEOVER, Fin. Times, Feb. 22, 2006, at 27.

          30. Notwithstanding the Spanish Government's strong support for Gas Natural's bid, Endesa strongly opposed it. Rafael Miranda, Endesa's CEO, called the Gas Natural bid "complete nonsense". ENDESA TODAY WILL DEPOSIT THE ONE BILLION EURO BOND TO STOP THE TAKEOVER, Expansion, Mar. 31, 2006, at 3. Endesa told its shareholders at its February 25, 2006 annual meeting that the Gas Natural bid was at an "insufficient price" (that was actually below Endesa's share price when it was made and was then well below after E.ON's bid was announced), involved an "inadequate method of payment", "destroys value", "weakens Endesa's industrial standing" and involved "no commitment to shareholders". Slides for Endesa Ordinary Shareholders' Meeting, Feb. 25, 2006; MIRANDA SAYS THAT ENDESA WILL DEPOSIT BOND TO STOP TAKEOVER, El Pais, Mar. 31, 2006, at 89.

          31. Endesa also resisted Gas Natural's bid in the Spanish courts. By resolution dated March 21, 2006, a Commercial Court in Madrid enjoined the Gas Natural bid pending the outcome of a lawsuit Endesa brought alleging violations of European antitrust law. The Court based its decision on the existence of the Gas Natural-Iberdrola agreement pursuant to which Gas Natural had promised to sell to Iberdrola a substantial part of Endesa's business if Gas Natural's bid was successful. In addition, Endesa appealed to the Spanish Supreme Court the Spanish Government's approval of the Gas Natural bid. By resolution dated April 28, 2006, the Spanish Supreme Court temporarily suspended that approval (which directly entails the suspension of Gas Natural's bid) until it could rule on the merits of Endesa's claim.


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


                            THE E.ON BID FOR ENDESA

          32. In the midst of the legal wrangling between Endesa and Gas Natural, E.ON announced its intent to launch a competing, and far more lucrative, offer for Endesa shares. Specifically, on February 21, 2006, E.ON announced a (euro)27.5 per share offer, which was worth a total of (euro)29.1 billion, nearly (euro)6 billion more than the Gas Natural bid. Moreover, unlike the Gas Natural bid, E.ON's bid was all cash.

          33. To ensure that E.ON not be required to purchase the tendered shares unless it would obtain effective control of Endesa, E.ON's offer is contingent on two principal conditions: (1) that E.ON be tendered a minimum of 50.01% of Endesa stock; and (2) that a majority of Endesa shareholders vote to amend the anti-takeover provision in Endesa's articles prohibiting a shareholder from voting any more than 10% of Endesa stock. The other conditions require modification to Endesa's articles in order to eliminate requirements related to the composition of the board of directors of Endesa and the types of directors as well as the special qualifications required to be appointed a director or a managing director. All of these conditions are intended to ensure that E.ON not be required to purchase the tendered shares unless it would obtain effective control of Endesa.

          34. Endesa favored E.ON's objectively superior offer to Gas Natural's bid. At the same February 25, 2006 shareholders' meeting at which Endesa recommended rejection of Gas Natural's bid, it praised the E.ON offer not only because of the better price, but also "[b]ecause it is formulated in cash, the bid makes the shareholders' decision easy". Slides for Endesa Ordinary Shareholders' Meeting, Feb. 25, 2006. As Endesa CEO Rafael Miranda further explained:

     o Gas Natural's bid is "bad". ENDESA WILL DISTRIBUTE 4.2 BILLION TO ITS SHAREHOLDERS IN TWO YEARS, El Pais, May 17, 2006, at 83.


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     o    E.ON's bid is "undoubtedly better in economic terms". ENDESA WILL PAY
          THE BOND AND PLACE ITS SHARES ABOVE 30 EUROS, La Gaceta, Mar. 31, 2006, at 21.

     o "E.ON's offer is much better as it does not break up the company and is paid in cash." ENDESA'S BOARD TODAY WILL AUTHORIZE THE BOND THAT WILL STOP GAS NATURAL'S TAKEOVER BID, Cinco Dias, Mar. 31, 2006 at 4.

Indeed, Miranda explicitly acknowledged the tension between a nationalistic desire to maintain Spanish control of Endesa and the superiority of E.ON's bid, and he came out squarely on the side of what was best for Endesa shareholders, saying, "We feel we are Catalanonians, but the offer by E.ON is better." E. Villarejo, "WE FEEL WE ARE CATALONIANS, BUT THE OFFER BY E.ON IS BETTER," SAYS RAFAEL MIRANDA, ABC, Mar. 11 2006, at 81.

          35. On March 8, 2006, Endesa filed with the SEC a Schedule 14D-9/A in which it formally recommended that its shareholders reject Gas Natural's offer. One of the many reasons given for the rejection was the fact that Gas Natural's offer price "is substantially lower than a competing all-cash offer announced by E.ON", which is at a price "28% greater than" Gas Natural's offer price. Plus, "E.ON's offer is all cash, which makes it easier for Endesa's shareholders to make a decision with respect to the offer".

          36. The Spanish Government, by contrast, quickly made its opposition to E.ON's bid known. On February 22, 2006, Fernando Moraleda, a Spanish Government spokesman, was quoted as saying:

          "WE WILL DO EVERYTHING IN OUR POWER TO ENSURE THAT SPAIN'S ENERGY
          COMPANIES REMAIN SPANISH. . . . The government believes Spain should have strong national companies with independent decision making power in sectors such as energy."

Leslie Crawford, SPAIN VOWS TO PREVENT TAKEOVER, Fin. Times, Feb. 22, 2006, at 27 (emphasis added ).


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          37. Thus, three days after the E.ON bid was announced, the Spanish
Government passed legislation requiring companies to gain the authorization of the Spanish National Energy Commission (known by its Spanish initials as the "CNE") for the acquisition of over 10%, or any other percentage resulting in significant influence, of a Spanish energy company's share capital. As Industry Minister Jose Montilla explained:

          "THE GOVERNMENT BACKS AN ALL-SPANISH TAKEOVER FOR ENDESA and passed a decree that will expand the scope of its energy regulator's veto power to include deals in which a foreign buyer targets a Spanish energy concern."

SPAIN TAKES MEASURES TO FEND OFF E.ON BID, Associated Press Newswires, Feb. 24, 2006 (emphasis added).

          38. In addition, because Spanish law restricted Gas Natural itself from acquiring Endesa shares outside its announced tender offer, Minister Montilla reportedly sought a "white knight" to step in to acquire Endesa shares and approached, among others, Acciona and Santander:

          "Montilla has set his agenda to organize a consortium of financial companies that would come to the aid of Gas Natural and would become its partners as owners of part of the resulting company. . . . Called upon to participate in this venture are, at this time, Caja Madrid,
          BANCO SANTANDER and ACCIONA. . . . As for ACCIONA, at this time it is the Spanish construction company with the greatest financial resources available to dedicate to investments."

GAS NATURAL SEEKS FINANCIAL PARTNERS IN ORDER TO "HISPANIFY" AND INCREASE ITS BID, La Razon, Feb. 23, 2006, at 54-55 (emphasis added).

          39. Pursuant to the new legislation enacted in response to E.ON's bid, E.ON had to submit its offer for approval by the Spanish energy regulators at the CNE. Although the relevant European Commission authorities had approved E.ON's bid, the CNE imposed substantial roadblocks. On July 27, 2006, the CNE "approved" E.ON's bid but subjected it to nineteen very onerous conditions. Compliance with those conditions would greatly inhibit


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E.ON's ability to manage its interest in Endesa and also result in the divestiture of approximately one-third of Endesa's domestic energy-producing assets, effectively breaking up the company. In particular, the CNE required, among other things, that:

     o    E.ON not reorganize Endesa for a period of ten years;

     o    E.ON divest several specified power stations and other key assets;

     o stringent limits be placed on E.ON's ability to receive dividends from its Endesa holdings;

     o E.ON inform the CNE each year regarding future investment plans in gas and electricity regulated activities and strategic assets; and

     o during the ten years from E.ON's effective acquisition of control over Endesa, E.ON inform the CNE of potential changes in control of E.ON, at which point the CNE could revise its conditions on the E.ON-Endesa relationship.

Breach of any of the CNE's conditions and obligations could give rise to revocation of the CNE's authorization for E.ON to proceed with its offer, the suspension of E.ON's right to vote its Endesa shares, or the forced divestiture of Endesa shares acquired by E.ON.

          40. Both E.ON and Endesa appealed the CNE's ruling to the Spanish Ministry of Industry, arguing that the conditions violated Spanish law. Such an appeal is a prerequisite to challenging the conditions in the Spanish courts.

          41. In addition, the European Commission separately investigated the CNE's action to determine whether it violated European law. The European Commission was reportedly "infuriated by the Spanish maneuvers", which were clearly intended "to scuttle an offer for Endesa by E.ON of Germany, and to merge Endesa instead with Gas Natural, a Spanish rival, to create an Iberian energy champion". James Kanter, SPAIN TO ALLOW E.ON TO TAKE OVER ENDESA, Int'l Herald Trib., Sept. 26, 2006.


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


          42. In August 2006, the European Commission delivered to Spain a pre-warning letter in which the European Commission indicated that many or all of the conditions may conflict with European law. The conventional wisdom across Europe and within Spain was that the European Commission would declare the CNE conditions illegal.

          43. Then, on September 26, 2006, the European Commission struck down the CNE conditions. The European Commission held that the CNE's conditions violated the European Commission Treaty's rules on free movement of capital (Article 56) and freedom of establishment (Article 43) and were not justified by a legitimate interest, such as the security ofSpain's supply of energy. In addition, the European Commission held that the CNE conditions were unlawful because they were adopted and entered into force without prior communication to and approval by the European Commission, in violation of Article 21 of the European Merger Regulation.

          44. If given full force and effect, the European Commission's ruling would eliminate a major impediment to the E.ON bid and deal a serious blow to the Spanish efforts to stop Endesa's shareholders from accepting E.ON's superior offer. However, the Spanish Government has yet to give the European Commission's clear ruling full force and effect, stating that it is still determining how the ruling should be implemented. As a result, Spain is now being threatened with legal action by the European Union if the Spanish authorities do not comply with the ruling.

                      ACCIONA STEPS IN AS A "WHITE KNIGHT"

          45. While E.ON's bid was being delayed, Acciona stepped in. On September 25, 2006, the day before the European Commission's decision was scheduled to be issued, Acciona announced that it had acquired securities representing 10% of Endesa's shares. Acciona


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also announced that it planned to acquire more Endesa securities, just up to the limit at which it would be required to launch a tender offer. (Under current Spanish law, that limit is 25%.)

          46. In addition to the 10% stake in Endesa that Acciona acquired directly, Acciona entered into agreements with Santander, under which Santander would "warehouse" for Acciona at least an additional 5% of Endesa stock. In September 26 and 27, 2006 filings with the Spanish securities regulator (known by its Spanish initials as the "CNMV"), Acciona admitted that "[i]n preparation for a decision to increase the investment [in Endesa] beyond the 10% initially acquired, Acciona has contracted for financial coverage to neutralize the risk of fluctuation of the purchase price" of up to 5.01% of additional Endesa stock. A CNMV filing made by Santander on September 29, 2006 confirms that Santander acquired over 5% of Endesa's stock and that "the positions acquired on September 26 and 27 correspond to the coverage of various derivative transactions executed on those same dates with Acciona, S.A.".

          47. Under those derivative agreements, Santander is required to sell securities representing at least 5% of Endesa's currently outstanding stock to Acciona in the future at a set price. To hedge itself against any fluctuation in the price of Endesa stock, Santander purchased those Endesa securities on or around the day that the contracts were executed and, as is customary in such contracts, will hold them until such time as it is required to transfer the securities to Acciona in exchange for the fixed cash payment pursuant to the contracts. Thus, in effect, in addition to the 10% of Endesa that Acciona directly owns, Acciona is assured control of Santander's stake in Endesa (which was at 5% and has grown since then).

          48. This "warehousing" arrangement was designed in part to evade the very same restrictions on acquiring more than 10% of Endesa's equity that the Spanish Government


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enacted in February 2006 in response to the E.ON bid. Acciona has applied to the
CNE for approval to exceed the 10% threshold.

          49. In addition, because Endesa shareholders are currently prohibited from voting more than 10% of Endesa stock, the Endesa-Santander "warehousing" arrangement has the added benefit of permitting Acciona and Santander to attempt to vote a block of at least 15% of Endesa's shares against, for example, amending the anti-takeover provision in Endesa's articles (which is a condition of E.ON's offer).

          50. Santander has also been actively soliciting holders of Endesa securities to sell their shares and ADSs to Santander on Acciona's behalf. In discussions with investors, Santander has represented that Acciona seeks control or influence over Endesa's board andmanagement and that Acciona contemplates merging Endesa into Acciona within two years' time.

          51. Bear Stearns is also reportedly in the market to purchase Endesa securities on behalf of Acciona. For example, Reuters reported that "[m]arket sources said Santander and Bear Stearns ran Acciona's share buy and had looked to acquire up to 20% of Endesa". ACCIONA GRABS 10 PCT OF ENDESA IN TAKEOVER BATTLE, Reuters News, Sept. 25, 2006.

          52. In addition to the "warehousing" agreements, Santander also provided extraordinarily favorable financing for Acciona's direct stock purchases. Acciona has an equity market capitalization of approximately
(euro)7.6 billion. The 10% equity stake in Endesa that Acciona initially acquired (at (euro)32/share) was valued at approximately (euro)3.4 billion. For Acciona to complete its acquisition of just under 25% of Endesa stock will require a total of over (euro)8.5 billion, which is more than Acciona's entire equity market capitalization. Nevertheless, Santander agreed to provide Acciona a bridge facility that would be refinanced with 20% equity


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and 80% of NON-RECOURSE DEBT. In other words, Santander agreed to finance
Acciona's very large acquisition without having any recourse to Acciona's assets in the event of default, notwithstanding the fact that Acciona would be borrowing to make an investment that exceeded its equity market capitalization.

          53. Acciona's acquisition of Endesa securities was done with the intent to block E.ON's bid and help keep Endesa under Spanish ownership. Indeed, shortly after Acciona announced its purchases, an Acciona spokesperson was quoted as saying, "WE'LL ONLY LEAVE IF THE E.ON BID PROSPERS, AND WE'LL DO EVERYTHING WE CAN TO MAKE SURE THAT DOESN'T HAPPEN." Keith Johnson and Jason Singer, A SPANISH SCION PLAYS THE SPOILER --- ENDESA MOVES SHOW NEW, BOLDER TACTICS BY ULTRAWEALTHY, The Wall Street Journal, Oct. 2, 2006, at 4.

          54. According to Acciona spokesperson Javier de Mendizabal, Acciona seeks "to lead, put together, an alternative group to what was there", meaning E.ON, and has been "talking with all the shareholders involved". ACCIONA WANTS "TO PUT TOGETHER" A GROUP OF PARTNERS AS AN ALTERNATIVE TO THE GERMAN COMPANY, Cinco Dias, Oct. 4, 2006, at 4. One of the shareholders likely to side with Endesa is SOCIEDAD ESTATAL DE PARTICIPACIONES INDUSTRIALES ("SEPI"), a Spanish Government agency that serves as a holding company for the Spanish Government's interest in certain companies. SEPI currently holds a 2.95% interest in Endesa.

          55. Acciona's move was obviously timed to coincide with the expected decision from the European Commission to strike down the conditions imposed by the CNE on E.ON's bid:

          "The latest development came as the European Commission was expected Tuesday to rap Spain on the knuckles for raising illegal barriers against the E.ON bid. Spain favors an alternate bid for Endesa launched by Spain's Gas Natural."

SPAIN'S ACCIONA SEEKS TO RAISE ITS ENDESA STAKE TO JUST UNDER 25%, Associated Press Financial Wire, Sept. 26, 2006. "When it seemed as if the launching of the German E.ON's offer on Endesa was only hanging by a thread, the rapid investment of Acciona in the Spanish electricity company has added a new twist to the matter." Juan Maria Hernandez, THE SEARCH FOR A WHITE KNIGHT, ACCIONA'S STEP TO THE FORE EXPLAINS THE PREVIOUS PASSIVENESS OF THE GOVERNMENT, La Vanguardia, Oct. 1, 2006. The article further noted that Acciona, "a player from the infrastructures sector", had to be sought because of prohibitions or other practical impediments stopping "great bank[s]" (such as Santander) from playing the "white knight" role. (Moreover, Gas Natural itself could not buy Endesa shares because Spanish law restricts its ability to do so while its tender offer remains outstanding.)

          56. Spanish commentators have also noted that it is unlikely that Acciona is acting alone. For example, on October 1, 2006, El Mundo asked:

          "But the question in business and political circles is who is behind these transactions? Is there an invisible hand that pulls the strings and has caused Jose Manuel Entrecanales [of Acciona] and Florentino to go into the electricity sector? Is Emilio Botin [of Santander] behind this? Has the Government brought it about?"

Julian Gonzalez, WAR OF THE PRINCES IN THE UTILITY EMPIRE, El Mundo, Oct. 1,
2006.

                             E.ON INCREASES ITS BID

          57. E.ON responded to Acciona's maneuver by substantially increasing its intended offer from (euro)25.405 per share (the original (euro)27.5 per share reduced to adjust for a (euro)2.095 dividend paid by Endesa in the meantime) to (euro)35 per share, further enhancing the bid's value in the face of the powerful Spanish interests aligned to prevent Endesa's shareholders from being given an opportunity to accept E.ON's offer. The financial press has acclaimed the increased E.ON offer as "pretty generous". SEE, E.G., Paul Betts,
COMMENT: SPANISH FOG, Fin. Times, Oct. 6, 2006.


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


               ACCIONA FILES A FALSE AND MISLEADING SCHEDULE 13D

          58. Section 13(d)(1) of the '34 Act mandates that "any person" who becomes "directly or indirectly the beneficial owner of more than 5 per centum" of a class of securities of an issuing corporation, within 10 days after such acquisition, file a statement setting forth certain information with the SEC and send the statement to the issuer. Among the information that must be provided is:

          "(B) the source and amount of the funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is represented or is to be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, or trading such security, a description of the transaction and the names of the parties thereto . . . ;

          "(C) if the purpose of the purchases or prospective purchases is to acquire control of the business of the issuer of the securities, any plans or proposals which such persons may have to liquidate such issuer, to sell its assets to or merge it with any other persons, or to make any other major change in its business or corporate structure;

          "(D) the number of shares of such security which are beneficially owned, and the number of shares concerning which there is a right to acquire, directly or indirectly, by (i) such person, and (ii) by each associate of such person, giving the background, identity, residence, and citizenship of each such associate; and

          "(E) information as to any contracts, arrangements, or understandings with any person with respect to any securities of the issuer, including but not limited to transfer of any of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of losses or profits, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, or understandings have been entered into, and giving the details thereof."

The SEC has prescribed Schedule 13D as the official form for compliance with the statute, which also specifically requires, among other things, that the filer "[s]tate the purpose or purposes of the acquisition of securities of the issuer". 17 C.F.R. ss.ss. 240.13d-1, 240.13d-101.

          59. On October 5, 2006, Acciona, S.A. and Finanzas filed with the SEC a Schedule 13D, in which they disclosed that "Acciona, through Finanzas, acquired in a market transaction ADSs representing 105,875,211 [Endesa] Shares for (euro)3,388 billion, which investment was financed by Banco Santander". (Schedule 13D, Item 3.) Acciona then went on to make at least five categories of false or misleading statements or omissions.

          60. FIRST, Acciona's Schedule 13D falsely states that Acciona is the beneficial owner of securities "constitut[ing] 10% of the outstanding ordinary shares" of Endesa. (Schedule 13D, Item 5.) In fact, as a result of its derivative arrangements with Santander, Acciona is the beneficial owner of at least an additional 5% of Endesa stock, for a total of at least 15%.

          61. SECOND, Acciona's Schedule 13D falsely states that Acciona does not have any "contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities" of Endesa. (Schedule 13D, Item 6.) In fact, the derivative contracts between Acciona and Santander relate to Endesa securities, and Acciona should have disclosed them in the
Schedule 13D. Acciona should also have disclosed its arrangements with Bear Stearns regarding the purchase of Endesa securities.

          62. Moreover, Acciona improperly failed to disclose its "contracts, arrangements, understandings or relationships" with other third parties in Spain, such as Gas Natural and Gas Natural's shareholders, to purchase Endesa securities and block E.ON's offer. As set forth above, ever since E.ON announced its bid, various Spanish interests have been acting in concert with Gas Natural (and its controlling shareholders, La Caixa and Repsol) to defeat E.ON's offer and find a "white knight" that will save Endesa from falling into foreign hands. They found that "white knight" in Acciona. The timing of Acciona's acquisition of

Endesa securities--on the eve of the European Commission's decision striking down the CNE conditions and clearing the way for E.ON's tender offer to proceed--is further evidence that Acciona has acted pursuant to "contracts, arrangements, understandings or relationships" with these third parties in Spain intent on preventing Endesa from being acquired by a non-Spanish company.

          63. THIRD, Acciona's Schedule 13D misleadingly states that the "purpose of [the] transaction" was only for "investment purposes". (Schedule 13D, Item 4.) In addition, Acciona falsely stated that it "does not have any plans or proposals" that relate to, among other things, "an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving [Endesa] or any of its subsidiaries". (ID.) In fact, another "purpose of [the] transaction"--indeed, a primary "purpose of [the] transaction" according to Acciona's own statements to the press--is to move strategically to prevent any "extraordinary corporate transaction" with E.ON. "THE COMPANY WILL ONLY LEAVE IF THE E.ON BID PROSPERS, AND WE'LL DO EVERYTHING WE CAN DO TO MAKE SURE THAT DOESN'T HAPPEN." Keith Johnson and Jason Singer, A SPANISH SCION PLAYS SPOILER --- ENDESA MOVES SHOW NEW, BOLDER TACTICS BY ULTRAWEALTHY, The Wall Street Journal, Oct. 2, 2006, at 4. Ultimately, Acciona seeks to influence a change in control of Endesa, either to Acciona itself or to a group of Spanish entities including Acciona and Gas Natural.

          64. FOURTH, Acciona's Schedule 13D expressly disclaims any "plans or proposals" relating to "changes in the present board of directors or management" of Endesa. (Schedule 13D, Item 4.) In fact, Acciona intends to use its substantial minority interest in Endesa to forge a consortium of shareholders who would install directors and officers of Acciona's choosing. For example, an Acciona spokesman announced, "WE WANT TO PARTICIPATE

IN MANAGEMENT. WE WANT TO LEAD ENDESA." ACCIONA TO REQUEST REGULATORY OK TO INCREASE ENDESA STAKE, Dow Jones Int'l News, Sept. 26, 2006. Acciona's director of institutional relations also made it clear, with a veiled threat, that Acciona intended to exercise any rights it had to affect the management structure--he said that "the share packet gives us the right to name the managing team, and we would like to count on [the current Chairman], IF HE IS COOPERATIVE". ACCIONA GETS GUARANTEES FOR ABOUT 18% OF ENDESA, Dow Jones, Sept. 26, 2006. Indeed, an Acciona official is reported to have said that "Acciona's goal as [Endesa's] single-largest shareholder is to 'MANAGE' Endesa". ID. Acciona is also reportedly already in discussions with Endesa concerning issues relating to management and board membership. ACCIONA WILL HAVE A FOOTHOLD IN ENDESA IF E.ON IS SUCCESSFUL, La Gaceta, Oct. 4, 2006.

          65. FIFTH, Acciona's Schedule 13D states that Acciona's purchase of Endesa stock was "financed by Banco Santander". (Schedule 13D, Item 3.) That terse disclosure is misleading and does not comply with Section 13(d)'s requirement that Acciona provide a "description of the transaction". In fact, Santander provided an extraordinarily generous financing package, which enabled Acciona to make an investment costing nearly half its own equity market capitalization and to seek to more than double that investment. Disclosure of the details of that financing arrangement is essential for shareholders to understand the nature of Acciona's interest in Endesa and the full extent of its relationships with third parties in Spain who seek to block the E.ON bid.

          66. The day after Acciona filed its false and misleading Schedule 13D, the financial press articulated its frustration with the lack of transparency. A commentary in the Financial Times stated that "[t]he takeover battle for Endesa is becoming more confusing by the day" and that "no one seems to know who has what and who is holding what for whom". Paul Betts, COMMENT: SPANISH FOG, Fin. Times, Oct. 6, 2006.

            ENDESA SHAREHOLDERS AND E.ON WILL BE IRREPARABLY HARMED
                       IF INJUNCTIVE RELIEF IS NOT GRANTED

          67. Because Acciona has filed a materially false and misleading
Schedule 13D, Endesa shareholders do not currently have the complete and accurate information to which Section 13(d) entitles them. Unless and until that filing is corrected, Acciona (and those acting in concert with it) will have an impermissible "leg up" in the effort to prevent E.ON's offer from being fairly put to Endesa shareholders. The only way to address the problems created by Acciona's improper disclosures is to require that the disclosures be corrected. There is no adequate remedy at law.

          68. Ordering Acciona to file an amended Schedule 13D--while necessary--would not be a complete remedy. If Acciona were permitted to continue acquiring Endesa securities while its materially false and misleading disclosures existed in the market (or to retain any securities acquired during that time frame), then Acciona would improperly benefit from its violation of
Section 13(d), to the irreparable detriment of E.ON and Endesa's shareholders. Endesa shareholders who sold their shares to Acciona before the correction of Acciona's false and misleading disclosures would be deprived of their right to make a decision about what to do with their shares on the basis of complete and accurate information (E.G., whether to sell to Acciona now or to wait and tender to E.ON for a higher price). An order barring Acciona, and those acting in concert with it, from acquiring additional Endesa shares or ADSs until it corrects its Schedule 13D (and requiring it to rescind the purchase of or sell any such securities acquired during that time frame) is the only way to make those security holders whole. There is no adequate remedy at law.

          69. In addition, allowing Acciona to acquire additional Endesa shares (or retain shares acquired) before the correction of its false and misleading statements would unfairly and irreparably harm E.ON's bid. That is because as Acciona and its allies acquire a larger and larger stake in Endesa, it will have an increased ability to work with other large shareholders to ensure that the conditions on E.ON's offer are not satisfied. In particular, if E.ON is not tendered at least 50% of Endesa's shares and a majority of shareholders do not vote to eliminate the anti-takeover provision in Endesa's articles, then the E.ON bid cannot go forward. Endesa's shareholders would thus be deprived of the opportunity to take advantage of E.ON's offer, and both E.ON and those Endesa shareholders who already favor E.ON's offer would be irreparably harmed. An order barring Acciona, and those acting in concert with it, from acquiring additional Endesa shares or ADSs until it corrects its Schedule 13D (and requiring it to rescind the purchase of or sell any such securities acquired during that time frame) is necessary to prevent Acciona from using its false and misleading disclosures to thwart the E.ON bid. There is no adequate remedy at law.

          70. The other relief necessary to prevent Acciona from benefiting from its violation of Section 13(d) is an order barring Acciona from voting its Endesa shares until the Schedule 13D is amended. Absent such relief, Acciona could join with other shareholders to prevent a majority vote approving the elimination of the anti-takeover provision in Endesa's articles. (Indeed, Acciona's "warehousing" agreement with Santander appears to be an attempt by Acciona to circumvent the 10% voting cap imposed by Endesa's articles.) Section 13(d) entitles the Endesa shareholders to complete and accurate information before casting such a vote. Acciona should not be permitted to add its votes to the tally until it corrects its materially false and misleading disclosures. There is no adequate remedy at law.


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


                                    COUNT I
                       (VIOLATION OF SECTION 13(d) OF THE
                 '34 ACT AND SEC RULES PROMULGATED THEREUNDER)

          71. E.ON repeats the allegations of preceding paragraphs 1-76 as if fully set forth herein.

          72. The Schedule 13D filed by Acciona on October 5, 2006 is materially false and misleading in that, as described in more detail above, it misstates and/or omits material information that must be disclosed.

          73. Acciona is obligated to correct the foregoing material misstatements and omissions so that Endesa shareholders have a full and accurate understanding of Acciona's actions and intentions as soon as possible. Absent such a correction and appropriate interim relief, E.ON and Endesa's shareholders will be irreparably harmed.

          WHEREFORE, E.ON prays for a judgment against Acciona S.A. and Finanzas as follows:

          a) declaring that the Schedule 13D filed by Acciona S.A. and Finanzas violates Section 13(d) of the '34 Act;

          b) ordering that Acciona S.A. and Finanzas, their officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with them:

             i) correct by public means their material misstatements and omissions, including by filing with the SEC and sending to Endesa, complete and accurate disclosures required by Section 13(d) of the '34 Act;

             ii) are enjoined from purchasing or making any arrangement to purchase, such as through a forward contract, any Endesa securities until such time as they have filed with the SEC and sent to Endesa accurate disclosures required by Section 13(d) of the '34 Act and the market has had adequate time to digest that new information;

             iii) rescind the purchase (or arrangement to purchase) of or sell any Endesa securities they acquired (or arranged to acquire) after the October 5, 2006 filing of the false and misleading Schedule 13D and up until such time as they have filed with the SEC and sent to Endesa accurate disclosures required by Section 13(d) of the '34 Act and the market has had adequate time to digest that new information;

             iv) are enjoined from voting any Endesa securities they currently own until such time as they have filed with the SEC and sent to Endesa accurate disclosures required by Section 13(d) of the '34 Act and the market has had adequate time to digest that new information; and

             v) are enjoined from making any additional material misstatements or omissions in connection with Endesa securities; and

          c) granting such other and further relief as the Court may deem just and proper.

October 12, 2006

                                         CRAVATH, SWAINE & MOORE LLP,

                                         By:  /s/ Rory O. Millson
                                             ---------------------------------
                                                Rory O. Millson (RM-6160)
                                               Gary A. Bornstein (GB-9028)
                                                   Members of the Firm

                                              Attorneys for Plaintiffs
                                                 825 Eighth Avenue
                                                    New York, NY  10019
                                                       (212) 474-1000


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